As filed with the Securities and Exchange Commission on ____________, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        COLLECTIBLE CONCEPTS GROUP, INC.
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                 (Name of Small Business Issuer in its charter)




                    Delaware                             95-4026880
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         (State or other jurisdiction of    (I.R.S. Employer Identification No.)
          incorporation or organization)



                   1600 Lower State Road, Doylestown, PA 18901
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               (Address of principal executive offices) (Zip Code)






Issuer's telephone number:  (215) 491-1075
                          ----------------


Securities to be registered under Section 12(b) of the Act:  None
                                                           ------


Securities to be registered under Section 12(g)
   of the Act:                                     Common Stock, $.001 par value
                                                   -----------------------------

                        COLLECTIBLE CONCEPTS GROUP, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS


PART I......................................................................5

ITEM 1 - DESCRIPTION OF BUSINESS............................................5

     (a)   Business Development.............................................5

     (b)   CCGR's Business..................................................6

           o The Company's Current Product Lines............................6

     (b)(2)  Marketing Strategy.............................................9

     (b)(3)  Status of any Publicly Announced New Products..................11

     (b)(4)  Competition....................................................11

     (b)(5)  Raw Materials..................................................11

     (b)(6)  Customers......................................................11

     (b)(7)  Patents, Trademarks, Licenses, etc.............................12

     (b)(8)  Governmental Approvals.........................................12

     (b)(9)  Governmental Regulations.......................................12

     (b)(10) Research and Development.......................................12

     (b)(11) Environmental Laws.............................................12

     (b)(12) Employees......................................................12

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................12

ITEM 3 - DESCRIPTION OF PROPERTY............................................17

    o  Nature and Extent of Issuer's Facilities.............................17

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT............................................18

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS.........................................................19

     (a)   Directors and Officers...........................................19

     (b)   Key Employees....................................................20

     (c)   Family Relationships.............................................20

     (d)   Legal Proceedings................................................20

ITEM 6 - EXECUTIVE COMPENSATION.............................................20

     (a)   Summary Compensation Table.......................................20

     (b)   Options/SAR Grants...............................................21

     (c)   Aggregated Option/SAR Exercises and Fiscal
           Year-End Option/SAR Value........................................21

     (d)   Long-Term Incentive Plans........................................21

     (e)   Compensation of Directors........................................21

     (f)   Employment Contracts and Termination of
           Employment and Change in Control Arrangements....................22

     (g)   Report on Repricing of Options/SARS..............................22

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................22

ITEM 8 - DESCRIPTION OF SECURITIES..........................................23

     (a)   Common Stock.....................................................23

     (b)   Convertible Debt.................................................24

     (c)   Warrants, Options and Anti-Dilution Rights.......................24

           o Transfer Agent.................................................24

           o Registration Rights............................................24

           o Anti-Takeover Provisions.......................................25

           o Authorized but Unissued Shares.................................25

           o No Cumulative Voting...........................................25

           o Report to Shareholders.........................................25

PART II.....................................................................26

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS ................................26

     (a)   Market Information...............................................26

     (b)   Holders..........................................................26

     (c)   Dividends........................................................26

ITEM 2 - LEGAL PROCEEDINGS..................................................27

ITEM 3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................27

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES............................27

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................28

PART F/S - FINANCIAL STATEMENTS.............................................*

PART III - ITEM 1 - INDEX TO EXHIBITS.......................................29

*Following the signature page

                                     PART I


ITEM 1 - DESCRIPTION OF BUSINESS

(a)      Business Development

         Background. Collectible Concepts Group, Inc. ("CCGR" or the "Company") was originally formed on March 1, 1986 as "Amour Corporation". It changed its name to "Bard Sports Corp." in September 1988, and changed its name again on February 28, 1993 to "USA Sports Corp". The Company most recently changed its name to "Collectible Concepts Group, Inc." on April 27, 1999. The Company is incorporated under the laws of the State of Delaware.

         The Company is focused on creating and distributing high-end and novelty products related to both the entertainment and sports industries. During fiscal 2000, the Company's revenues were primarily derived from the sale of collectible products related to the Austin Powers films. In May 1999, the Company was granted licensing rights by New Line Cinema to manufacture, sell and distribute collectibles relating to the Austin Powers films. The Company has shipped orders of Austin Powers merchandise to approximately 4,500 retailers since production began in June 1999. In November, 1999 the Company was granted a non-exclusive license by Marvel Characters, Inc. to sell and distribute novelties and collectibles based upon certain X-Men character props as they appear in the X-Men film scheduled to be released in July 2000. The Company also has non-exclusive licenses to sell and distribute novelties and collectibles based on props from the Terminator movies.

         The Company sells its products through retailers, distributors, department stores and catalogers. Currently CCGR has placed its products in over 4,500 retail locations including Spencer Gifts, Claire's Boutique, Electronic Boutiques, We're Entertainment, Hot Topics, Halloween and costume shops, and a growing list of retailers. CCGR has expanded its marketing horizons to Internet E-commerce, with its websites: Austin Powers Collector's Club.com, Mini-V.com, collectbaseball.com and soon to go online Terminator and X-MEN websites. CCGR's products are sold on all major E-commerce sites, including Amazon.com, BigE.com, Newline.com and Moletown.com. The Company believes that it is respected for the quality and authenticity of its merchandise.

         Prior Operations. The Company was incorporated in Delaware on March 1, 1986 to engage in the business of custom designing and importing sports equipment and accessories. In 1991, the Company acquired the marketing rights to All Sports Tattoos, a collection of removable tattoos licensed by the Collegiate and National Football League. In October 1993, the Company acquired all of the outstanding capital stock of Sports World Production, a corporation engaged in the business of producing sports collectibles and organizing and promoting sports autograph shows. In 1994, the Company established USA Tellcards, a new division formed for the purpose of creating and marketing collectible and promotional prepaid phone cards. In February 1995, the Company purchased an 80% interest in USA Diversified Plastics, Inc., a corporation that was formed for the purpose of manufacturing point-of-purchase plastic products and phone cards for wholesale distribution. In 1996, the Company acquired the Atlantic City Seagulls, a franchise purchased from the United States Basketball League. The Company operated the franchise for one year as a general partner. The Company discontinued operations in All Sports Tattoos, Sports World Production, USA Tellcards and USA Diversified Plastics. In 1995 and 1996, the basketball team and other operations were discontinued because they were not profitable, the Company lacked working capital to support them, and because management had identified more promising opportunities.

         The Company acquired its current management team in 1992. Since this change in management, the Company has engaged in various business activities relating to marketing of sports-related events and collectibles. As discussed in greater detail below, the Company is now focused on creating and distributing high-end and novelty products related to both the entertainment and sports industries.

(b)      The Company's Business:

The Company's Current Product Lines.

The Company believes it has developed a successful process for identifying, designing and marketing unique products for its target markets. The Company's development process includes researching, developing and effectively merchandising and packaging its products in a manner consistent with its product image. The Company enhances its product development process by giving careful attention to design and price points and through its proven method of testing new products with selected retailers and consumers prior to introduction. The Company believes that its close relationships with its suppliers, retailers and customers allow it to quickly introduce new products, accurately estimate consumer demand, promptly identify new product categories and trends regarding existing lines, and substantially reduce development costs.

         Stadium Collectibles. In 1998, most of the Company's revenues were derived from the sale of the Company's Stadium Collectibles product line. The Stadium Collectibles product line includes a Yankee Stadium Lithograph, which contains an authentic piece of a bench that was housed in Yankee Stadium in 1973, and smaller segments of the same Yankee Stadium bench and authentic bricks from the Ebbets Field stadium rotunda. The Company's target markets for its Stadium Collectibles product line are sports fans and collectors. The Company intends to increase its efforts to reach the target market for its Stadium Collectibles through Internet links and its own website.

         Austin Powers Collectibles. The Company's current business plan is to concentrate most of its effort on cultivating business relationships with film production companies that may lead to opportunities for the Company to purchase licensing rights to market products that are based on motion pictures. To this end, the Company entered into a Merchandise License Agreement with Time Warner's New Line Cinema Division in May 1999 (the "New Line License" or "Agreement"). According to the New Line License, the Company was granted the exclusive right to manufacture, sell and distribute in the United States and Canada certain collectibles relating to the film "Austin Powers: International Man of Mystery" and its sequel, "Austin Powers: The Spy Who Shagged Me," which was released in theatres in the summer of 1999. In exchange, the Company has agreed to pay New Line a royalty in an amount equal to ten percent (10%) of the Company's gross sales of the Austin Powers product line. In addition, pursuant to the Agreement, the Company has paid Thirty Thousand Dollars ($30,000) to New Line as a non-refundable advance (the "Advance"). The Advance will be applied against royalties derived from sales made by the Company pursuant to the New Line License. The Company also guaranteed that the minimum aggregate amount of royalties paid to New Line during the term of the Agreement (including the Advance) will be One Hundred Thousand Dollars ($100,000). The Company received revenues of approximately $273,000 from Austin Powers products in the year ended February 29, 2000, constituting approximately ninety-two percent (92%) of its revenues. Through February 29, 2000, the Company had paid New Line approximately Thirty Thousand Dollars ($30,000) in royalties. The term of the agreement is through December 31, 2001. If the Company has not paid $100,000 in royalties by that date, it will be required to pay the shortfall to New Line.

         The Company considers the New Line License to be a major marketing and sales opportunity. The Company was granted the license to manufacture and market a unique line of collectible merchandise to commemorate the Austin Powers films. These collectibles include various props from the films, including replicas of Dr. Evil's ring, the Jumbo Jet, the Male and Female Charm Symbols and the Swinger License Plate.

         The Company has also developed "The Bag of Shhh!," another collectible based on the Austin Powers films. "The Bag of Shhh!," based on a term used by Dr. Evil, a character in the films, is silver to match Dr. Evil's costume and bears the Dr. Evil company logo. When the bag is squeezed, it responds with an audible "shhh!." On October 1, 1999, the Company established "The Official Austin Powers Collectors Club" as part of its marketing program. The Company has established a website for this club at www.powersclub.com. For $19.95, the Club offers prospective members a unique set of items, not available elsewhere, (e.g. Dr. Evil's money clip, and Austin Powers computer wrist pad, etc) and a variety of other exclusive items, including "inside info" about Austin Powers and other film characters. The Club is promoted both on the Web (links and banners) and on radio and TV spots. The Company's target markets for its Austin Powers product line are fans of the Austin Powers films and collectors.

         Verne Troyer License and Website. The Company has an agreement with Verne Troyer, also known as "Mini V", who played Mini Me in the second Austin Powers film. Under this agreement, the Company operates a Mini-V fan club and website, and sells merchandise related to Mr. Troyer's character. The Company is currently working with Mr. Troyer to develop new products related to his Mini V character to be sold on the website.

         Planned New Product Line: X-Men Novelties and Collectibles. In November 1999, the Company signed a License Agreement with Marvel Characters, Inc., which grants the Company the non-exclusive right to market and sell in the U.S. and Canada novelties and collectibles based on certain X-Men comic character props which will appear in the new X-Men full-length Twentieth Century Fox motion picture. The movie is scheduled for release in July, 2000 and stars Patrick Stewart, Ian McKellan, Rebecca Romijn-Stamos and Halle Berry. The licensed articles include the following novelties: graduation rings, dog tags, pins and belt buckles. The licensed articles also include collectible resin replicas of the black jet and the team motorcycle, and resin or metal replicas of Cyclop's Visor, Magneto's Helmet, Professor X's Computer and other products. The Company expects products offered through this license will broaden its retail and e-commerce accounts. The Company has also been licensed to create an X-Men Collector's Club, which will be offered via website, direct mail brochures and display advertising in record and video stores.

         The Marvel license has a term through December 31, 2002. The Company is required to pay a royalty of ten percent (10%) on sales of licensed products, with a minimum royalty of $45,000. The Company has paid $15,000 of the minimum royalty and is required to pay the remainder by August 1, 2000.

         Planned New Product Line: Terminator 1 and 2 Novelties and Collectibles. In June 1999, the Company entered into licensing agreements with Canal+ DA of France and Creative Licensing to market products related to the films "Terminator" and "Terminator 2: Judgment Day," respectively. According to these licenses, the Company was granted rights to manufacture, sell and distribute certain collectibles relating to these films worldwide. In exchange, the Company has agreed to pay Canal+ DA and Creative Licensing ten percent (10%) of the Company's gross sales of the Terminator product lines under their respective licensing agreements. In addition, Canal+ DA and Creative Licensing each received a non-refundable $7,500 advance that will be applied against royalties derived from sales made by the Company pursuant to these license agreements. The Company also guaranteed that the minimum aggregate amount of $15,000 in royalties will be paid to Canal+ DA and $15,000 in royalties to Creative Licensing during the term of the licensing agreements. The licensing agreements expire on December 31, 2001. The Company does not anticipate significant sales of this product line until September 2000.

         Collectbaseball.com Website. In early May 2000, the Company launched the collect baseball.com website, which is devoted to baseball fans and baseball memorabilia collectors. While the website will offer memorabilia from different baseball eras, it is targeted to the "Golden Age" of baseball, in the 1950's and 1960's. The products offered on this website include a proprietary product, the Permagraph(TM), a product designed to preserve fragile autographs which are otherwise highly likely to deteriorate over time. Each Permagraph(TM) includes real autographs on enameled metal, mounted on an ebony-toned plaque. The collectbaseball.com site will also include authentic memorabilia including photos, autographs and artworks of such players as Hank Aaron, Mickey Mantle, Nolan Ryan, Ken Griffey, Jr., Cal Ripkin and Roberto Alomar. The collection offered on the site also includes signed baseballs, special lithographs of old baseball stadiums, such as Ebbets Field, and other collectibles. This site began producing a small amount of revenues for the Company shortly after its opening in May, 2000.

         The Boys of Summer. The Company has entered into a contract with JMJ Films ("JMJ") that entitles the Company to ten percent (10%) of JMJ's net revenue in a movie project titled "The Boys of Summer." In exchange, the Company loaned to JMJ an aggregate of $55,000. Representatives of JMJ have assured the Company that it will be accorded favored status with respect to licensing rights to market memorabilia if the film is produced and distributed, however, the parties have not signed a formal written commitment to this effect.

         "The Boys of Summer" is based on a book by the same name that was written by famed sportswriter Roger Kahn. The book was published by Harper Collins and is now in its 42nd printing. Production of the film has not begun and is contingent upon JMJ negotiating acceptable terms for financing and distribution of the film. There is no assurance that the movie will receive adequate funding or that the value of the Company's investment will be returned. In addition, contracts relating to the financing and distribution of the film may restrict the Company's right to market memorabilia based on the film.

         S.D. Studios, Inc. In 1997, the Company entered into an Option Agreement with S.D. Studios, Inc. ("SDS"). SDS is a manufacturer, distributor and marketer of high-end replicas of props and weaponry for motion pictures and television shows. SDS had obtained a license to manufacture collectibles based on motion pictures depicting the characters James Bond and Judge Dredd. On January 1, 1998, the Company exercised its Option and acquired a 51% ownership interest in SDS, and, in exchange, the Company issued 1,200,000 shares of the Company's Common Stock to SDS and agreed to make its best efforts to reduce approximately Two Hundred and Fifty Thousand Dollars ($250,000) in debt incurred by SDS. Later in 1998, the Company acquired an additional 16% ownership interest in SDS in exchange for an additional 500,000 shares of Common Stock of the Company.

         Some time after its acquisition of ownership in SDS, the Company encountered policy differences with SDS' management and decided that it would shift its resources towards developing collectibles for a more youthful market. To this end, the Company entered into a Business Separation Agreement with SDS on April 28, 1999 (the "Separation Agreement"). Pursuant to this Separation Agreement, SDS will be solely liable for all debts, obligations, undertakings, liabilities, commitments or claims of SDS ("Obligations") incurred prior to January 1, 1998 and after April 28, 1999. In turn, the Company will be solely liable for all obligations incurred between January 1, 1998 and April 28, 1999. Both the Company and SDS agreed to indemnify the other against any liability or claims arising from their respective obligations. Further, under the terms of the Separation Agreement, the officers and directors of the Company agreed to resign from all positions they held as directors, officers or employees of SDS and tender to SDS their shares of the SDS's Common Stock. Similarly, the officers and directors of SDS agreed to resign from all positions they held as directors, officers or employees of the Company and tender to the Company their shares of the Company's Common Stock. The SDS Common Stock that was ultimately relinquished by the Company's directors, officers or employees according to the Separation Agreement included all of the SDS Common Stock that was originally acquired by the Company pursuant to the Option Agreement.

         Pursuant to the Separation Agreement, the Company and SDS have each assumed a prorated amount of the outstanding balance owed by the Company and/or SDS to vendors that performed services relating to products manufactured by SDS. In addition, SDS has agreed to manufacture forty-five briefcases relating to the James Bond films, and the Company has agreed to pay One Hundred Dollars ($100) for each briefcase. The Company retains the right to sell these briefcases and collect all profits realized on their sale. In addition, SDS will make a reasonable effort to sell sixty attaches relating to the James Bond films, and the Company is entitled to receive a royalty payment of One Hundred Dollars ($100) on the sale of each attache.

         The Separation Agreement provides that the Company is entitled to receive a five percent (5%) royalty payment on the first One Hundred Thousand Dollars ($100,000) of sales made by SDS to any member of the client base established through the Company's efforts. Upon receiving the first royalty payment, the Company will be entitled to receive a six percent (6%) royalty payment on the next One Hundred and Fifty Thousand Dollars ($150,000) of future sales and another five percent (5%) on the next Two Hundred and Fifty Thousand Dollars ($250,000) of future sales, with such entitlement to royalty payments expiring five years from the date of the Separation Agreement.

         (b)(2) Marketing Strategy:

         The Company creates and markets unique collectible products for the entertainment and sports markets. The Company is not a manufacturer, but rather sources its products from a wide range of manufacturing partners throughout the world.

         The Company markets its products through various sales organizations that collectively cover all of North America. The Company utilizes outside sales representatives calling on the toy, gift, electronic, auto, novelty, Halloween costume, food and drug chains and distributors. The Company also markets "clubs" and other merchandise online on its own websites. The Company's independent representatives call on mass merchandisers such as Target, Wal-Mart and K-Mart as well as smaller chains and independently owned stores. As of May 5, 2000, products from the Austin Powers product line were available in over 4,500 retail locations.

         The Company also plans to market its products internationally. For example, there is strong demand for Terminator merchandise in Europe. The Company's Terminator licenses permit worldwide distribution of the Company's products. The Company's other licenses are generally only for U.S. and Canadian distribution. The Company plans to request an expansion of its current licenses for other products to include worldwide distribution of its products. This will permit response to growing demand for the Company's products in the U.K., France, and a growing list of foreign markets.

         The Company's marketing program is focused on: (1) the creation of unique collectible products tied to well known licensed properties, (2) the establishment of the Company as the premier firm in the creation and management of web-based "Collectors Clubs" and (3) utilization of the Company's reputation in authenticity of collectibles to establish "the Collectory" as an Internet clearing house.

         The Company plans to expand its product line to include more entertainment-based collectibles and novelty products. It also plans to develop and market more sports-related products and intensify its efforts to market its existing sports collectibles product line. The Company intends to maximize and expand its business through a variety of marketing efforts, including the development of its own Internet website, participation in trade shows, and posting of advertisements on the internet and at point-of-purchase retail displays. Of course, this marketing strategy will require increased funding and there is no assurance that the Company will obtain the necessary funding to effect its marketing plan.

         Exclusive Licensing Agent Agreement. In August 1998 the Company entered into an Exclusive Licensing Agent Agreement with Building Q. At the initiation of this Agreement, Building Q received 3,000,000 shares of the Company's common stock. Building Q is entitled to a commission of 2% of all Company sales from licenses negotiated, acquired or introduced during the term of the Agreement, and is paid a $2,500 per month as a consulting fee. The Agreement runs for terms of one year, beginning with August 1, and can be terminated upon at least 60 days notice prior to the expiration of the current term.

         Required Financial Resources. In addition to posing substantial risks, the Company's business plan requires substantial amounts of capital to begin, and later to continue to expand, the Company's operations. The Company has substantial accrued expenses and loans payable. The Company does not currently have sufficient financial resources to meet these obligations and will depend on new outside financing to satisfy its pending obligations. The Company also lacks adequate financial resources to purchase inventory and meet all of the financial commitments necessary to enter into new product ventures, and will depend on new outside financing to further these efforts. There can be no assurance that the Company will obtain adequate outside financing to purchase inventory, meet its current obligations or continue to expand its operations.

         Further, the Company's success in marketing products based upon motion pictures is largely dependent upon the box office success of the films. Thus, there can be no assurance that any licensing rights that the Company may obtain will prove profitable.

         Potential Acquisitions. The Company is seeking to expand its product line by strategic acquisitions. The Company currently is negotiating for two acquisitions, although no definitive agreements have been executed. One of the potential acquisition targets is a company which markets autographed and other collectible music album cover artwork. The other is a company which markets novelties under license with professional and amateur sports teams.

         (b)(3) Status of Publicly Announced New Products:

         The Company's current planned new product lines, X-Men novelties and collectibles, Terminator 1 and 2 novelties and collectibles and the collectbaseball.com website are described above. The Company has designed and contracted with manufacturers for the production of the various X-Men products. As of May 16, 2000, the Company had received approximately $500,000 in purchase orders for X-Men products, mostly from retail outlets. As of that date, production had begun on all of the products for which the Company had orders, and the Company expects to ship these products no later than the end of May 2000. The Company expects that it will not offer significant Terminator products until a new Terminator movie is released.

         (b)(4) Competition:

         The Company believes that direct competition for obtaining licenses in its primary business line, reproductions and collectibles based on movie props, is not a factor. Generally, the Company believes it will receive licenses in most of the cases where it seeks them. However, most of these licenses will be non-exclusive. Even though these licenses are non-exclusive, the Company has not experienced direct competition in the form of other companies licensing and producing the same collectibles. The Company experiences its most significant competition in obtaining shelf space in retail outlets for its products. For example, a large toy company might offer products on a movie for which the Company is selling prop replicas. Even though the large toy company's product is not the same as the Company's product, a retail outlet may decide that it only wants to allocate a certain amount of space to products based on that movie, and may be more likely to give the shelf space to the large toy company that is its regular supplier.

         There are numerous outlets and venues for baseball collectors to obtain the baseball memorabilia and collectibles offered by the Company. However, the Company believes that some of its products are unique and that the collectbaseball.com website will provide a unique venue for sale of these products.

         (b)(5) Raw Materials:

         The Company does not manufacture its own products, but relies on outside manufacturers. Most of these outside manufacturers are in Hong Kong and China. The Company believes that there are sufficient numbers of manufacturers that it will not have to rely upon any single source and will be able to obtain alternative manufacturing facilities if chosen manufacturers do not perform. The Company generally enters into exclusive manufacturing agreements with its manufacturers for a single product, but may use various manufacturers for all of the products in a series. The main raw materials used by the Company's manufacturers are plastics, pewter, resins and packaging material. The Company does not believe that there is any significant risk of shortages in these raw materials, nor is fluctuation and the price of these raw materials likely to have an adverse impact on the Company's costs or profit margins. All of the Company's manufacturing agreements are U.S. dollar denominated, so the Company generally does not face exchange rate risks.

         (b)(6) Customers: In the fiscal year 2000, 27.3 percent of the Company's sales were to Spencer Gifts, 7.6 percent of the Company's sales were to New Line Cinema (representing sales of Austin Powers merchandise that the Company sold to New Line for New Line to use for promotional purposes) and 5.6 percent of sales were to Tower Records stores. The Company does not believe that sales in fiscal 1999 were representative of its sales in 2000 or in the future.

         (b)(7) Patents, Trademarks, Licenses, etc.: The Company has several key licenses on which the continued success of its business is dependent. These include the license with New Line for collectibles related to the Austin Powers films and the licenses for planned new products including the license with Marvel Characters for collectibles related to the X-Men film, the licenses with Canal + DA and Creative Licensing for products related to the Terminator films.

         (b)(8) Governmental Approvals: The Company's operations are not dependent on any specific government approvals.

         (b)(9) Governmental Regulations: The Company's operations are not significantly impacted on any specific government regulations.

         (b)(10) Research and Development: The Company has no significant research and development activities.

         (b)(11) Environmental Laws: The Company's operations are not significantly affected by environmental regulations.

         (b)(12) Employees: As of May 2, 2000, the Company had twelve full-time employees, two part-time employees and three independent consultants. The Company has not had any material employee relations problems or disputes.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company receives revenues from distributing high-end and novelty products related to both the entertainment and sports industries and sells those products through retailers, distributors, department stores, the internet and catalogers. During the fiscal year ended February 29, 2000 ("fiscal 2000"), licensing agreements were signed with Time Warner's New Line Cinema Division, Marvel Characters, Creative Licensing Corp., and Canal+ DA, for the manufacture, sale and distribution of products related to the Austin Powers, Terminator and, soon to be released, X-Men movies. The signing of these agreements was part of the Company's ongoing plan to become a media-based, sports and entertainment product company. Consistent with this growth, a substantial portion of the current year's revenues was attributable to the sales of products from the Austin Powers movies. During fiscal 1999 and prior fiscal years, the Company's revenues were derived exclusively from the sale of products related to the sports industry.

         In the second quarter of calendar year 2000, the Company will begin to ship to its established retail outlets, products related to the upcoming X-Men movie. The Company has already received, and continues to receive, orders for these products. In addition to the sale of products provided for by the licensing agreements, the Company has the right to operate official fan clubs associated with these movies. As of February 29, 2000, the Austin Powers internet fan club was fully functioning and producing revenue for the Company. The remaining movie-related internet based fan clubs are currently under development Also, just completed is a website devoted to the "Golden Age of Baseball" (www.collectbaseball.com).

         As a result of the Company's association with the Austin Powers movie, in addition to the sale of related products, it has obtained the promotional rights to Vern Troyer, the diminutive star who played "Mini-Me" in the Austin Powers movie,"Austin Powers: The Spy Who Shagged Me". The Company also has the right to manage the Mini-V fan club, and market its products on the Mini-V website.

         Cost of sales in fiscal 2000 were predominately the costs associated with the sale of the products related to the Austin Powers movies which include the cost of the product and related freight and handling charges. These products are contract manufactured for the Company by both domestic and foreign companies to specifications developed by the Company and approved by New Line Cinema. The favorable arrangements the Company has with its manufacturers allows it to order product on an "as needed" basis. Even though the Company does not feel this places it at risk for filling future orders on a timely basis, it has developed relationships with alternate suppliers for most of its products. Several of its manufacturers will also store and ship product directly to a customer, thereby reducing shipping time and eliminating the costs the Company would incur if the product was first shipped to its location. The Company also feels it is not at risk for any currency fluctuations in its dealing with its foreign manufacturers since all orders are based on U. S dollars and its does not have any long term purchase commitments.

         Selling, general and administrative expense consists of payroll and related fringes, royalties, commissions paid to manufacturers sales representatives, advertising, rent, depreciation and other related fixed overhead expenses. Also included in this category are the expenses related to the replication of movie props to ready them for mass production by the contract manufacturers, as well as the non-cash costs related to services satisfied by the issuance of Company stock. The services provided were in direct support of the operations of the Company on both an ongoing basis and in anticipation of the increased business expected from the sales of product related to the Austin Powers movies and the release of the X-Men movie. As the Company grows, through acquisitions and the sales of current product, it anticipates it will have to rely less on the issuance of stock for services as its access to capital increases. The benefits to the Company from these stock transactions are reduced use of cash which allowed the Company to devote the maximum resources to expanding the business, increased awareness of the Company which provides the opportunity for greater stock support and created a positive relationship when price appreciation occurs. For recording purposes, the Company valued these services at the fair market value of the services rendered or the fair market value of the stock at time of issuance, whichever is more readily determinable.

         The amount and timing of the revenue generated from the sales of movie related products is not possible to accurately predict because of the length of time it may take the project to be commercially successful, if at all. As a result, the Company's revenues and net income may fluctuate significantly between comparable periods. Additionally, since the Company's inception, it has experienced significant operating and net losses that it has been able to fund by obtaining private capital. The Company, therefore, can not predict if and when it will generate income from operations and if it will be able to raise sufficient capital necessary to fund future operations.


         The Company has taken significant steps to ensure its fiscal viability in the future and continues to pursue additional licenses to even out any fluctuations in the revenue stream. It is also looking to acquire companies that have licenses not only related to movies but in the sports area. In support of the sports area, the Company recently opened its collectbaseball.com website. Which will generate revenues from the sale of baseball related merchandise and memberships that will provide each member with the ability to purchase the merchandise at a reduced price. Subsequent to February 29, 2000, the Company has raised approximately $700,000 (net of fees) through the sale of common stock under a private placement and through the private placement of secured debentures to three private investment funds .

Results of Operations

Twelve Months Ended February 29, 2000 compared to Twelve Months Ended February 28, 1999.

         Net revenues for the year ended February 29, 2000 of $296,261 increased by $283,586 as compared to net revenues for the year ended February 28, 1999 of $12,675. This increase in revenues was solely attributable to the sales of product related to the Austin Powers movies. Revenues from Spencer Gifts, Tower Records and New Line Cinema collectively accounted for approximately 40.5% of net revenues for fiscal year 2000.

         Cost of sales for fiscal year ended February 29, 2000 of $199,224 increased by $146,405 from fiscal year ended February 28, 1999 of $52,819. This increase was mainly attributable to the increased volume of sales, primarily products related to the Austin Power movies. In fiscal 2000, the Company's gross margin was approximately 32% of sales. Comparisons to the previous year's gross profit are not meaningful because of the significant difference in the amount and type of sales. With the addition of sales of baseball related products on its newly opened baseball website and the sale of products based upon the X-Men movie to be released later this year, the Company expects an improved gross margin if the expected sales are realized.

         Selling, general and administrative expenses for fiscal year ended February 29, 2000 increased to $3,064,285 or $2,809,559 from fiscal year ended February 28, 1999 of $254,726. As previously mentioned, the Company has issued a significant amount of stock for services, therefore, selling, general and administrative charges include non-cash charges of $2,058,000 in fiscal year ended February 29, 2000 and $143,750 for the fiscal year ended February 28, 1999. The services obtained with the issuance of stock included internal accounting and financial services, internet website creation, marketing assistance, insurance program review, and general management consulting. Shares were also issued to satisfy pre-existing anti-dilution clauses with certain investors. Increases in selling, general and administrative expenses related to payroll cost, royalties and product pre-production cost. Staffing increased to twelve full time and three part consultants for marketing and licensing for fiscal year ended February 29, 2000 from two full time and one part time employee for fiscal year ended February 28, 1999. Royalty expense increased to approximately $36,600 for fiscal year ended February 29, 2000 as compared to $0 for fiscal year ended February 28, 1999. As previously mentioned, the Company incurs charges to bring the product to market. These charges relate to the cost for producing the samples as well as the related package design cost for approval by the licensee prior to full production runs of the product. For fiscal year ended February 29, 2000 the Company incurred charges of approximately $72,000 versus cost of approximately $4,000 for fiscal year ended February 28, 1999.


         The Company incurred interest expense of approximately $64,000 for fiscal year ended February 29, 2000 as compared to approximately $12,000 for fiscal year ended February 28, 1999 due to increased borrowings.

         As a result of the above the Company had a net loss of $3,031,312 for fiscal year ended February 29, 2000 as compared to a net loss of $307,205 for fiscal year ended February 28, 1999.

Liquidity and Capital Resources

                  As of February 29, 2000, the Company had a working capital deficiency of approximately $800,000 that was the direct result of the unprofitable operations of the current year that resulted in a cash loss of approximately $700,000. Even with this cash loss, the Company had an ending cash balance of approximately $247,000, principally due to the infusion of $600,000 in February 2000 from a previously mentioned private placement.


         During fiscal year ended February 29, 2000 the Company's purchase of equipment was primarily computer equipment of approximately $23,000. The Company does not foresee any significant capital expenditures needed in the next twelve months unless the result of a future acquisition.

         The Company has financed its losses through private sales of equity and debt securities, the issuance of stock for services, and deferrals of salary by its President and certain other employees. During the fiscal year ended February 29, 2000 the Company received cash from loan borrowings of approximately $205,000 less debt repayments of approximately $28,000. These borrowings were unsecured and were in the form of notes and convertible debentures. During the fiscal year ended February 29, 2000, approximately $56,000 of debt was converted into approximately 4.5 million shares of common stock. In fiscal year ended February 29, 2000 the company also received cash from the issuance of common stock of approximately $783,000, net of approximately $101,000 in fees.

         The Company also entered into a "Purchase and Sale Agreement" with a factor whereby the Company is permitted to, but not required to, sell certain accounts receivable to the factor subject to their approval. The advance rate from the factor is 75% of the face value of the accounts. There is no recourse to the Company in the event of insolvency, as defined in the agreement, by the customer. There is recourse to the Company for all other events of non-payment by the customer. At February 29, 2000 there were no accounts/amounts outstanding under this agreement. The agreement expires July 1, 2000. The Company does not intend to utilize this facility any longer and will let it expire.

         Subsequent to the end of fiscal 2000, the Company has received the following capital infusions; $340,000 net of fees from issuance of common stock and $363,000 in convertible debentures. Additionally, the Company received notice from the holders of $25,000 of convertible debentures outstanding as of February 29, 2000 requesting conversion into 1,250,000 shares of common stock.

         In the opinion of management, the Company believes that it will be able to obtain new licenses and thereby increase revenues, and will pursue an aggressive acquisition strategy to acquire profitable companies However, the Company will require additional capital infusions during 2000 in order to continue to operate until such time as revenues are sufficient to finance operations. The Company will also continue to pay for services with equity, where appropriate, until it has achieved positive cash flow. However there can be no assurance that the Company will be able to obtain sufficient equity or debt capital to meet its operating needs. In early May, 2000, the Company granted a security interest in substantially all of its assets to a private investor group, which purchased $400,000 in convertible debentures. Until the obligations related to these debentures are satisfied, the Company will not be able to use its assets as security for other financings.

         As of February 29, 2000, the Company had $367,587 in outstanding notes and loans payable and $70,000 in outstanding convertible debentures. As of May 1, 2000, the Company received notice from holders of $20,000 of the convertible debentures requesting conversion into shares of Company common stock. It also made approximately $12,000 of scheduled payments against the remaining debt that matures at varying dates through February 2001. The Company feels its cash flow will be sufficient to satisfy these debts given the expected success of the X-Men movie and its baseball.com website that has already generated positive results. In addition, the Company has been successful at renegotiating the repayment terms on its debt in the past and feels that it would be able to do so in the future if needed.

Forward Looking Statements

         Sections of this Report contain forward looking statements, including without limitation, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include the words "believe," "expects," "anticipate," "estimates," "intends," "plans," or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

         Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions. Due to the fact that the Company faces competition from other licensors for shelf space, the ability of the Company to obtain additional licenses and the uncertainty of the public's response to the Company's properties as well as uncertainty as to the Company's ability to raise sufficient capital to fund losses from operations actual results or outcomes may differ materially from any such forward-looking statements.


ITEM 3 - DESCRIPTION OF PROPERTY

Nature and Extent of Issuer's Facilities:

         The Company's executive and principal administrative offices are located at 1600 Lower State Road, Doylestown, Pennsylvania 18901, where the Company currently occupies approximately 2,600 square feet of office space pursuant to a lease entered into with Hartsville Real Estate. The term of the lease is three years, expiring in September 2001. The monthly rental payments under the lease are $1,680. The Company believes that this facility is sufficient for its current and planned operations in the near future. The Company stores some inventory at this location; other inventory is held in outside storage facilities as well as by the manufacturers pending delivery to customers.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of May 2, 2000 with respect to the beneficial ownership of the Company's securities by officers and directors, individually and as a group, and all holders of more than 5% of the shares of any class of the Company's voting securities. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated.

         On May 2, 2000, there were 173,951,697 shares of Common Stock outstanding.

                                                                                             Common Stock
                                                                        --------------------------------------------------------
Name and Address of Beneficial Owner                                         Number of Shares            Percent of Class
------------------------------------                                    --------------------------- ----------------------------
(a) Officers and directors:

Paul S. Lipschutz                                                               33,515,568(1)                 19.27%
1600 Lower State Road
Doylestown, PA  18901

Jeffrey Andrews                                                                    800,000                        *%
1600 Lower State Road
Doylestown, PA   18901

Daryle Seidman                                                                   2,075,000                     1.19%
1600 Lower State Road
Doylestown, PA   18901

Officers and Directors as a group (3 persons)                                   36,390,568                    20.47%

(b)  Other beneficial owners:                                                       N/A                         N/A



     * Less than 1%

(1) Does not include 1,075,000 shares owned by Marilyn Lonker, as to which he disclaims beneficial ownership. Includes 26,333 shares owned by the estate of Harvey Benson, of which Mr. Lipschutz serves as Executor. Also includes 10,000,000 options issued on January 1, 1999 under an arrangement in which the ratio of those options to the total shares outstanding when the options were issued would always be maintained until all 10,000,000 options were exercised. At the original issue date, this ratio was 11.52%. As of May 2, 2000, CCGR had issued 173,951,697 shares of common stock. As of that date, Mr. Lipschutz was eligible to exercise options worth 11.52% of 173,951,697 shares. This equals options worth 20,039,235 of underlying common stock.

     Also included are 500,000 options the Company issued to Mr. Lipschutz on November 30, 1995. Mr. Lipschutz may exercise these options to purchase 500,000 shares of common stock for $.10 per share. The options expire on December 1, 2005.

ITEM 5 -  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         (a)      Directors and Officers:

         The directors and executive officers of the Company are as follows:

         -----------------------------------------------------------------------
               Name                Age                 Position
         ----------------------- ------ ----------------------------------------
         Paul S. Lipschutz         53   Chief Executive Officer and Director
         ----------------------- ------ ----------------------------------------
         Jeffrey Andrews           48   Chief Financial Officer and Director
         ----------------------- ------ ----------------------------------------
         Daryle Seidman            33   President of Internet Division, Director
         -----------------------------------------------------------------------

         All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and qualified. There are no family relationships among the directors and officers.

Paul S. Lipschutz has served as Chief Executive Officer and director for the Company since 1992. Mr. Lipschutz' experience includes strategic planning, product development, operational systems development and sales management for numerous companies. Mr. Lipschutz is also a recognized expert in the direct response marketplace. Mr. Lipschutz is a 1967 graduate of The Wharton School of Finance and Commerce of the University of Pennsylvania.

Jeffrey Andrews was appointed Chief Financial Officer for the Company in May 1999, and became a director since October, 1999. Mr. Andrews is a certified public accountant and has extensive financial and accounting experience in the private and public sectors. He has worked for several public companies and was directly involved in the roll-up of a publicly held subsidiary into an IPO. From May 1996 to March 1999, Mr. Andrews was the Chief Financial Officer and Vice President of Strategic Planning for the Judge Group, a publicly traded staffing company. Prior to joining the Judge Group, Mr. Andrews had his own consulting firm from 1995 to May 1996 and worked for Ernst & Young from 1993 to 1995 in the area of corporate finance. Mr. Andrews received a Bachelors of Arts degree from Villanova University in 1974.

Daryle Seidman has served as a Director of the Company since 1996. On January 24, 2000, Mr. Seidman was appointed President of the Internet Division. From January, 1999 until March 2000, Mr. Seidman was Global Account Director for AT&T, where he led a team in the development of e-business strategies for AT&T's large global accounts. Mr. Seidman was Mid-Atlantic Regional Director for Teleport Communications Group's ("TCG") CERFnet internet and Advanced Data Group form March 1998 until TCG was acquired by AT&T in December, 1999. From December 1996 to March 1998 he was Vice President of Sales & Marketing at US Online, where he was responsible for developing and building that company's e-commerce service offerings, marketing and support operations. From 1995 through 1996, Mr. Seidman was Strategic Marketing Analyst for Chase Kettering Advertising, where he assisted clients with conducting strategy sessions to identify product growth areas, coordinated market segmentation and life-cycle studies, prepared analyses of resources and strengths, advised clients regarding entry into new market areas, and identified, researched, and developed new product introductions and pilot programs. Mr. Seidman pursued a Bachelor of Arts degree in Marketing Communications at Glassboro State College and attended the AT&T School of Business.

There can be no assurance that these persons will remain affiliated with the Company or that the scope of their involvement will not change.

         (b) Key Employees: There are no key employees in addition to those mentioned above.

         (c) Family Relationships: There are no family relationships among the directors and officers.

         (d) Legal Proceedings: None of the directors and officers have been involved in any bankruptcy proceeding, proceeding under the Federal or State Securities Laws or Commodities Futures Law, any proceeding adverse to the Company or any other legal proceeding material to their evaluation as an officer or director.

ITEM 6 - EXECUTIVE COMPENSATION

         (a) Summary Compensation Table: The following table describes the compensation of the company's five most highly compensated officers:

                           Summary Compensation Table

====================================================================================================================================
                                 Annual Compensation                                   Long Term Compensation
                                 -------------------                                   ----------------------
                                                                                Awards                         Payouts
                                                                      Restricted      Securities
                                                         Other           Stock        Underlying         LTIP          All Other
      Name and                    Salary      Bonus      Annual         Award(s)      Options/SARs      Payouts       Compensation
 Principal Position     Year       ($)         ($)     Compensation       ($)             (#)
         (a)             (b)       (c)         (d)         (e)            (f)             (g)             (h)              (i)
---------------------- ------  ------------- --------- ------------   ----------    -------------      ---------      --------------
  Paul S. Lipschutz     2000     108,000(1)                             503,250       8,650,000*
   Chief Executive      1999     108,000                                  9,000      10,000,000
       Officer

   Jeffrey Andrews      2000      76,770(2)                              67,000
   Chief Financial      1999
       Officer

   Daryle Seidman       2000       6,000(3)                              70,500
 President, Internet    1999                                              2,750
      Division
====================================================================================================================================

* Mr. Lipschutz did not receive any option awards in fiscal year 2000. However, he received an option for 10,000,000 shares in fiscal year 1999. Pursuant to anti-dilution terms described below under "Employment Contracts and Termination of Employment and Change In Control Arrangements," these options became exercisable for an additional 8,650,000 shares in Fiscal 2000. As of May 2, 2000, these options were exercisable for 20,039,235 shares.

(1) Mr. Lipschutz agreed to defer his $108,000 salary in each of fiscal 1999 and 2000 due to the financial condition of the Company and to help the Company secure financing. In addition, Mr. Lipschutz received an aggregate 4,950,000 shares of Common Stock as compensation for services in fiscal 2000.

(2) Mr. Andrews received $52,770 in cash compensation from March 1, 1999 through February 29, 2000. He also deferred compensation in the amount of $24,000 during that period, due to the financial condition of the Company. In addition to his salary, Mr. Andrews also received a total of 800,000 shares of Common Stock as compensation for services in fiscal 2000.

(3) Mr. Seidman's salary is remuneration for his position as President of the Internet Division, which commenced on January 24, 2000. In addition to his salary, Mr. Seidman also received a total of 600,000 shares of Common Stock in fiscal 2000 as compensation for services.

         The salary deferred by Mr. Lipschutz and Mr. Andrews has been accrued on the Company's financial statements and will be paid when the Company has sufficient cash flow. Mr. Andrews will receive a salary of $96,000 in fiscal 2001, and Mr. Seidman will receive a salary of $78,000 in fiscal 2001.

(b) Options/SAR Grants: The only options granted to executive officers in fiscal year 2000 were the options for an additional 8,650,000 shares received by Mr. Lipschutz by virtue of anti-dilution rights in options granted in fiscal 1999. No SARs were granted in fiscal 2000.

                      Option/SAR Grants in Last Fiscal Year

                                Individual Grants

------------------------------------------------------------------------------------------------------------------
            (a)                    (b)                    (c)                    (d)                    (e)
                             Number of               % of Total
                             Securities              Option/SARs
                             Under-lying             Granted to
                             Options/SARs            Employees in         Exercise or Base
           Name              Granted (#)             Fiscal Year          Price ($/Sh)            Expiration Date
           ----              ------------            -----------          ----------------        ---------------
     Paul S. Lipschutz        8,650,000                  100%                 $.01                     1/1/04

(c)  Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value: None.

(d)  Long-Term Incentive Plans: None.

(e) Compensation of Directors: The Company issues to its directors 50,000 shares of common stock each quarter as a director's fee.

(f)  Employment Contracts and Termination of Employment and Change in Control
     Arrangements:

         Mr. Lipschutz has an Employment Agreement with the Company which became effective on January 1, 1999 and which originally expired on January 1, 2004. At each anniversary date of the Employment Agreement, the Employment Agreement will extend for another year, unless either Mr. Lipschutz or the Company gives ninety days prior notice of intent not to have the Agreement renewed. No notice was given on January 1, 2000; therefore the Employment Agreement has been extended to January 1, 2005. If no notice is given on January 1, 2001, the term of the Employment Agreement will be extended to January 1, 2006.

         Under the Employment Agreement, Mr. Lipschutz was also granted an option originally exercisable for 10,000,000 shares of the Company's Common Stock at a price of $.01 per share (the "Option"). The Option may be exercised in whole or in part through January 1, 2004, but partial exercises of the Option must be made in lots of 100,000 shares or greater. The Option will continue to be exercisable for its original term after in the event of Mr. Lipschutz' death or the termination of his employment with the Company. Under the Employment Agreement, the number of shares for which the option is exercisable has anti-dilution protection so that the option will always be exercisable for 11.52% of the Company's outstanding Common Stock. Currently, the option is exercisable for 20,039,235 shares.

         Mr. Lipschutz initial base salary under the Employment Agreement for calendar year 1999 was $104,000. During the calendar year 2000 and for each year thereafter, Mr. Lipschutz is entitled to an additional salary based on the gross sales of the Company as follows:

---------------------------------------------- ---------------------------------
              Annual Revenues                         Additional Salaries
---------------------------------------------- ---------------------------------
         $1,000,000 to $1,999,999                           $25,000
---------------------------------------------- ---------------------------------
         $2,000,000 to $2,999,999                           $50,000
---------------------------------------------- ---------------------------------
         $3,000,000 to $4,999,999                           $75,000
---------------------------------------------- ---------------------------------
   Each $1,000,000 increment thereafter                     $25,000
---------------------------------------------- ---------------------------------

Beginning with the fiscal year 2001, Mr. Lipschutz's base salary will increase by 15% of the sum of his previous year's base salary and additional salary under the table above for the immediately preceding year.

(g)  Report on Repricing of Options/SARS: Not Applicable.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company believes that the terms of the transactions described below were as favorable to the Company as would have been obtained by the Company in arms-length negotiations.

         Beginning in fiscal year 1996, Mr. Lipschutz made various loans to the Company to assist it with meeting its important expenditures. From that period to the present, the Company repaid Mr. Lipschutz various amounts at unscheduled times. Repayments and new loans were made during the same fiscal periods. The aggregate outstanding principal balance of the loans have accrued interest at 10 % per annum, and continues to accrue interest at that rate. At February 28, 1998, the Company owed Mr. Lipschutz $83,464 in principal on the loan. In addition, for that year the loan had accumulated $10,313 in interest, and the loan had total accrued interest of $52,376 at February 28, 1998. The total amount owed to Mr. Lipschutz, with interest and principal on the loan, at February 28, 1998 was $135,840.

         At February 28, 1999, the principal amount of Mr. Lipschutz's loan had decreased to $67,101 through net repayments. The loan accumulated $7,528 in interest during Fiscal Year 1999, and the loan had total accrued interest of $59,904 at February 28, 1999. The total amount owed to Mr. Lipschutz, with interest and principal on the loan, at February 28, 1999 was $127,005.

         At February 29, 2000, the principal amount of Mr. Lipschutz's loan had decreased to $50,376 through net repayments. The loan accumulated $5,890 in interest during Fiscal Year 2000, and the loan had total accrued interest of $65,794 at February 29, 2000. The total amount owed to Mr. Lipschutz, with interest and principal on the loan, at February 29, 2000 was $116,170.


ITEM 8 - DESCRIPTION OF SECURITIES

         (a) Common Stock

         The Company is authorized to issue 350,000,000 shares of Common Stock, $.001 par value per share. As of May 2, 2000, 173,951,697 shares were issued and outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor.

         The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

         (b) Convertible Debt.

         In May, 2000, the Company issued $400,000 in convertible debentures. These debentures are convertible at an exercise price of the lesser of $.04 per share or 50% of the market value at the time of exercise.

         As of May 2, 2000 the Company has outstanding $90,000 in other debt convertible into 2,300,000 shares of common stock on demand. Requests have been received to convert $20,000 of this debt into 1,050,000 shares. This debt has been issued to various holders and may be converted at various rates. No holder owns enough of the convertible debt to convert into shares totaling in excess of 1% of the Company's issued common stock.

         (c) Warrants, Options and Anti-Dilution Rights.

         In connection with the $400,000 convertible debentures referenced above, the Company issued warrants exercisable for 4,000,000 shares of the Company's Common Stock at $.17 per share. These warrants expire in 2005. The documents governing these convertible debentures and warrants contain provisions prohibiting conversion or exercise to the extent that such conversion or exercise would cause the holder to beneficially own more than 4.999% of the Company's outstanding common stock. This provision is waivable by the holder on five days prior written notice to the Company.

         The Company's President, Paul S. Lipschutz, has an option currently exercisable for 20,039,235 shares of common stock at an exercise price of $.01 per share. This option is exercisable through January 1, 2004. The number of shares for which the option is exercisable has anti-dilution protection so that the option will always be exercisable for 11.52% of the Company's outstanding Common Stock. Mr. Lipschutz also has an option exercisable for 500,000 shares at $.10 per share, which expires on December 1, 2005. In January 2000, the Company agreed to issue stock options at the rate of 50,000 per month for twelve months in connection with obtaining the rights to the Mini-V Website. These options are exercisable at $.01 per share and have no expiration date.

         Under an agreement made in connection with a November 1999 investment in the Company, an investor currently holding approximately 2,700,000 shares of common stock has anti-dilution rights requiring the Company to issue additional shares to the investor required from time to time so as to maintain the investor's percentage of the Company's outstanding shares, assuming exercise of all options and warrants and conversion of all convertible debt, at 1.238%.

         Transfer Agent.

         The Company's transfer agent is American Register & Transfer, 342 East 900 South, Salt Lake City, UT 84111.

         Registration Rights

         The Company has agreed with the holders of the $400,000 convertible debt and related warrants referenced above to file a Registration Statement covering the sale of the shares issuable upon conversion of the convertible debentures and exercise of the warrants, no later than August 1, 2000. At the time the Registration Statement becomes effective, the holders of the convertible debentures will have the right to purchase an additional $400,000 in convertible debentures, also convertible at the lesser of $.04 or 50% of the market value at the time of conversion, and receive additional warrants for 4,000,000 shares of Common Stock. The additional debentures and additional warrants will also be covered by the Registration Statement.

         An aggregate of 25,000,000 shares of outstanding Common Stock have "piggyback" registration rights. If the Company registers any of its securities for sale pursuant to a Registration Statement under the Securities Act, the Company will be required to offer the holders of those shares the opportunity to register such shares without cost to the holders thereof, subject only to the managing underwriter advising the Company that the inclusion of such shares of Common Stock would not have a material adverse affect upon its ability to consummate the sale of the securities proposed to be sold by the Company.

         Anti-Takeover Provisions

         Although the Board of Directors is not presently aware of any takeover attempts, the Certificate of Incorporation and Bylaws of the Company and Delaware law contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

         Authorized but Unissued Shares: The authorized capital stock of the Company includes 350,000,000 shares of Common Stock. These shares of capital stock were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, employee stock option plans, and other similar purposes which could include public offerings or private placements.

         No Cumulative Voting: Neither the Company's Articles of Incorporation nor its Bylaws contain provisions for cumulative voting. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. With cumulative voting, a stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

         Report to Shareholders

         The Company will distribute to its shareholders annual reports containing audited financial statements prepared by independent certified public accountants. In addition, the Company shall, from time to time, issue unaudited financial statements and corporate reports.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a) Market Information

         The Company's Common Stock was traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "CCGR". The following table sets forth the high and low bid prices quoted for the Company's Common Stock as of May 2, 2000. The Company's stock was removed from the bulletin board on May 2, 2000 for failure to have this Registration Statement become effective. The Company's Common Stock is currently trading on the "pink sheets" maintained by the National Quotation Bureau.


                                                     High              Low
                                                     ----              ---
         Calendar year 1999

                  First Quarter                      $.000             $.000
                  Second Quarter                     $.135             $.000
                  Third Quarter                      $.125             $.060
                  Fourth Quarter                     $.097             $.027

         Calendar year 2000

                  First Quarter                      $.590             $.055
                  Second Quarter
                  (through May 2, 2000)              $.590             $.030


The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

(b)      Holders

         As of May 1, 2000, there were approximately 661 record holders of the Company's Common Stock.

(c)      Dividends

         The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of dividends on Common Stock will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, contractual restrictions and general business conditions.

ITEM 2 - LEGAL PROCEEDINGS

         In December, 1999, the Company and Mr. Lipschutz were sued by Frederick Davies in the Superior Court for Atlantic County, New Jersey. Mr. Davies claims that he had an agreement with the Company under which he was entitled to receive approximately 550,000 shares of common stock and employment with the Company pursuant to a business transaction that occurred in 1993. While the Company did employ Mr. Davies, the Company subsequently terminated him and believes that it had the right to terminate him. The Company believes it provided Mr. Davies with all the consideration to which he was entitled. The Company's counsel has communicated to Mr. Davies counsel that company counsel believes there are significant legal and factual deficiencies with the complaint. The plaintiff's counsel orally informed the Company's counsel, in mid-March, 2000, that the plaintiff would either withdraw or amend the complaint. Neither the Company nor its counsel has heard from Mr. Davies counsel since that time. The Company does not believe it has any significant exposure in this matter.

ITEM 3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

         Common Stock

         In fiscal year 1998, the Company issued the following shares of common stock: 9,658,000 shares were purchased for cash by 47 non-affiliates for a total cash payment of $168,380. In exchange for services, the Company issued 11,310,000 shares to 35 non-affiliates with a total market value of $132,217. One individual and one venture capital fund received an aggregate of 1,800,000 shares in exchange for the conversion of $187,096 in debt. One individual received 3,500,000 shares as an inducement for making a loan. Officers and directors (including, for purposes of this Item 4, Marilyn Lonker) were issued 22,100,000 shares for services provided to the Company, with a total fair market value of $214,000.

         In fiscal year 1999, the Company issued the following shares of common stock: 2,700,000 shares were issued to the shareholders of SD Studios, Inc., in connection with the acquisition of a 51% interest in S.D. Studios, Inc. by the Company. Those shares had an aggregate value of $27,000. 8,490,000 shares were purchased for cash by 32 non-affiliates for a total amount of $74,600. The Company issued an aggregate 9,525,000 shares to 25 non-affiliates in exchange for services, with a total fair market value of $95,250. One individual received 1,965,000 shares in exchange for conversion of $184,973 in debt. Two individuals received an aggregate of 300,000 shares as inducements for making and restructuring loans. Officers and directors were issued 1,850,000 shares with a total value of $18,500, for services provided to the Company.

         In fiscal year 2000, the Company issued the following shares of common stock: The Company issued 15,000,000 shares in February, 2000, in a Rule 504 offering described below. An additional 23,532,232 shares were purchased for cash by 59 non-affiliates for a total amount of $284,818. The Company issued 19,543,750 shares for services to 62 non-affiliates, with a total market value of $1,895,629 (the Company has accounted for these shares at a discounted value of $1,489,843). Eleven (four of whom were related) individuals received a total of 4,529,183 shares in exchange for $56,002 in debt. Nine individuals and one corporation received an aggregate 2,776,964 shares in exchange for other consideration, including making or restructuring loans, and the effect of anti-dilution provisions. These shares had a total market value of $134,950, and the Company accounted for these shares at a discounted value of $109,257. Officers, directors and their relatives were issued 6,600,000 shares for services, with a total market value of $667,000; the Company accounted for these shares at a discounted value of $533,600.

         Since February 29, 2000, the Company has issued the following shares of Common stock: The Company issued 10,000,000 shares in a Rule 504 offering described below. An additional 2,389,000 shares were issued to 14 individuals for an aggregate cash purchase price of $86,200 through April 24, 2000. No shares have been issued for cash since April 24, 2000. 4,849,000 shares were issued for conversion of an aggregate $100,979 in debt. 55,000 shares were issued as hiring incentives to two employees and one lender received 600,000 shares as consideration for extension of the maturity date of debt.


         The Company conducted an offering under Securities Act Rule 504 in February 2000 and March 2000. In February 2000, three entities purchased a total of 15,000,000 shares for a total price of $600,000. In March, 2000, the same three entities purchased an additional 10,000,000 shares for $400,000. The Company paid consulting fees of an aggregate of $130,000 upon the receipt of the proceeds of this offering. In addition, the Company paid an attorney fees of $20,000 in cash and 60,000 shares of common stock in connection with making certain introductions.


         Rule 506 Offering of Convertible Debentures and Warrants

         On May 2, 2000, the Company issued an aggregate of $400,000 principal amount of Convertible Debentures to three accredited investors. The Debentures are convertible to Common Stock at the lower of $.04 per share or 50% of the market value per share at the time of conversion. The investors also received warrants exercisable for 4,000,000 shares of common stock at $.17 per share. This transaction was conducted pursuant to Securities Act Rule 506. The Company paid certain consulting fees in an aggregate of $52,000 upon the receipt of the proceeds of this offering.

         Other Debt

         In fiscal 1999, the Company issued promissory notes to five individuals for a total of $41,750 in debt.

         In fiscal 2000, the Company issued promissory notes, convertible by their original terms, to eleven individuals for a total of $150,000 in debt. In fiscal 2000, the Company issued promissory notes, not originally convertible, to five individuals, for a total of $44,479 in debt. In addition, in fiscal 2000, one investor, together with members of his family and employees, loaned the Company an aggregate $54,007 under promissory notes in fiscal 2000.

         Except as stated above, no commissions or fees were paid in connection with any of the above-referenced transactions.

         Except in connection with the offerings under Rule 504 and Rule 506, the Company relied upon the exemption provided in Section 4(2) of the Securities Act of 1933 in connection with the above referenced transactions. The Company relied on Section 4(2) as no public solicitation was employed, all of the shares were issued with restrictive legends and the acquirers of the shares had access to the type of information which would be contained in a registration statement and had sufficient sophistication so as to not require the protection afforded by registration under the Securities Act.



ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation contains a provision permitted by the Delaware General Corporation Law ("DGCL") which eliminates the personal liability of the Company's directors for monetary damages for breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. The provision of the Company's Certificate of Incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

The DGCL empowers the Company to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation. The Company's Bylaws require indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company, or of another corporation serving at the request of the Company, against all expenses and liability actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

                              FINANCIAL STATEMENTS

The Index to Financial Statements and the Company's financial statements required to be contained in this registration statement follow the signature page of this report

                                    PART III

ITEM 1 - INDEX TO EXHIBITS

Exhibit  Description
-------  -----------
3.1      Certificate of Incorporation

3.2      Bylaws.

4.1 Form of Debenture used in outstanding debt of approximately $70,000 as of 2/29/00.

4.2      Form of Debentures Due April 2001 (aggregate $400,000)

4.3 Form of Warrants issued in connection with 4.2 (exercisable for an aggregate 4,000,000 shares).

4.4      Form of Registration Rights Agreement with holders of 4.2 and 4.3.

10.1     Paul S. Lipschutz Employment Agreement

10.2     Exclusive Licensing Consultant Agreement with Building Q.

10.3 Merchandise License with New Line Productions, Inc. for Austin Powers products.

10.4     Royalty Agreement with Galena Industries.

10.5 License Agreement with Creative Licensing Corporation for Terminator Products.

10.6     License Agreement with Canal+ DA for Terminator 2 products.

10.7     Financial Consulting Agreement with NIR Group, LLC.

10.8     License Agreement with Marvel Characters, Inc. for X-Men products.

10.9     Lease for 1600 Lower  State Road.

10.10    Agreement with Verne Troyer and TC Ventures.

27       Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              COLLECTIBLE CONCEPTS GROUP, INC.




                                              By: /s/Paul S. Lipschutz
                                                  ------------------------------
                                                  Paul S. Lipschutz,
                                                  Chief Executive Officer

                                              Date: May 24, 2000


      Pursuant to the requirement of the Securities and Exchange Act of 1934, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signatures                       Title                                  Date
----------                       -----                                  ----

/s/ Paul S. Lipschutz            Chief Executive                    May 24, 2000
---------------------            Officer and Director
Paul S. Lipschutz



/s/ Jeffrey Andrews              Chief Financial Officer            May 24, 2000
-------------------              and Director
Jeffrey Andrews


/s/ Daryle Seidman               President Internet Division        May 24, 2000
------------------               and Director
Daryle Seidman

                              FINANCIAL STATEMENTS

                        COLLECTIBLE CONCEPTS GROUP, INC.

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

                                Table of Contents
                                -----------------

                                                                    PAGE(s)
                                                                    -------

INDEPENDENT AUDITORS' REPORT                                          F-2

BALANCE SHEET                                                         F-3

STATEMENTS OF OPERATIONS                                              F-4

STATEMENTS OF STOCKHOLDERS' DEFICIENCY                                F-5

STATEMENTS OF CASH FLOWS                                              F-6

NOTES TO FINANCIAL STATEMENTS                                      F-7 - F-17

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Collectible Concepts Group, Inc.
Doylestown, Pennsylvania


        We have audited the accompanying balance sheet of Collectible Concepts Group, Inc. as of February 29, 2000 and the related statements of operations and shareholders' deficiency and cash flows for each of the two years in the period ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements present fairly, in all material respects, the financial position of Collectible Concepts Group, Inc. as of February 29, 2000, and the results of their operations and their cash flows for each of the two years in the period ended February 29, 2000 in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and at February 29, 2000 has negative working capital and a shareholders' deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                             Rudolph, Palitz LLC


May 8, 2000
Blue Bell, PA

                        COLLECTIBLE CONCEPTS GROUP, INC.
                                  BALANCE SHEET

                                FEBRUARY 29, 2000


                                     ASSETS

     CURRENT ASSETS
         Cash and cash equivalents                                $   247,491
         Accounts receivable - trade and other
            (net of allowance for doubtful accounts of $1,500)         12,386
         Inventories                                                  149,408
         Prepaid royalties                                             28,821
         Prepaid expenses and other                                    69,300
                                                                  -----------

            Total current assets                                      507,406
                                                                  -----------

     PROPERTY AND EQUIPMENT                                            34,558

     Less - accumulated depreciation                                   16,772
                                                                  -----------

         Net property and equipment                                    17,786
                                                                  -----------

            Total assets                                          $   525,192
                                                                  ===========

                    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

     CURRENT LIABILITIES
         Notes and loans payable                                  $   367,587
         Convertible debentures                                        70,000
         Accounts payable and accrued expenses                        369,537
         Accrued payroll                                              405,708
         Payroll taxes payable                                         11,015
         Accrued interest                                              78,469
         Accrued royalties                                              5,462
                                                                  -----------

            Total current liabilities                               1,307,778
                                                                  -----------

     COMMITMENTS

     SHAREHOLDERS' DEFICIENCY
         Capital stock, $.001 par value,
            350,000,000 shares authorized;
            162,703,418 issued and outstanding                        162,704
         Additional paid-in capital                                 7,063,794
         Accumulated deficit                                       (8,009,084)
                                                                  -----------

            Total shareholders' deficiency                           (782,586)
                                                                  -----------

              Total liabilities and shareholders' deficiency      $   525,192
                                                                  ===========



                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                            STATEMENTS OF OPERATIONS

                     YEARS ENDED FEBRUARY 29, 2000 AND 1999


                                                    2000             1999
                                               -------------    -------------

         SALES                                 $     296,261    $      12,675

         COST OF SALES                               199,224           52,819
                                               -------------    -------------

         GROSS PROFIT (LOSS)                          97,037          (40,144)

         SELLING, GENERAL AND ADMINISTRATIVE
            EXPENSES (NOTE 7)                      3,064,285          254,726
                                               -------------    -------------

         LOSS FROM OPERATIONS                     (2,967,248)        (294,870)

         OTHER EXPENSE
            Interest expense                          64,064           12,335
                                               -------------    -------------

         NET LOSS                              $  (3,031,312)   $    (307,205)
                                               =============    =============

         NET LOSS PER SHARE:
            BASIC AND DILUTED                  ($       0.03)   $        0.00
                                               =============    =============

         WEIGHTED AVERAGE SHARES USED IN NET
            LOSS PER SHARE CALCULATIONS:
            BASIC AND DILUTED                    116,713,182       81,278,221
                                               =============    =============



                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                     STATEMENTS OF STOCKHOLDERS' DEFICIENCY

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


                                                              Common Stock                               Additional
                                                       -------------------------     Paid-in            Accumulated
                                                         Shares         Amount       Capital       Deficit         Total
                                                       -----------   -----------   -----------   -----------    -----------
         Balance, March 1, 1998                         65,891,289   $    65,892   $ 3,778,143   $(4,670,567)   $  (826,532)

         Common stock issued for
            cash and services rendered                  22,865,000        22,865       195,485          --          218,350

         Conversion of convertible debentures, notes
            and loans payable to common stock            1,965,000         1,965       183,008          --          184,973

         Net loss for the year ended
            February 28, 1999                                 --            --            --        (307,205)      (307,205)
                                                       -----------   -----------   -----------   -----------    -----------

         Balance, February 28, 1999                     90,721,289        90,722     4,156,636    (4,977,772)      (730,414)

         Common stock issued for
            cash and services rendered                  67,452,946        67,453     2,855,685          --        2,923,138

         Conversion of convertible debentures, notes
            and loans payable to common stock            4,529,183         4,529        51,473          --           56,002

         Net loss for the year ended
            February 29, 2000                                 --            --            --      (3,031,312)    (3,031,312)
                                                       -----------   -----------   -----------   -----------    -----------
         Balance, February 29, 2000                    162,703,418   $   162,704   $ 7,063,794   $(8,009,084)   $  (782,586)
                                                       ===========   ===========   ===========   ===========    ===========

                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                            STATEMENTS OF CASH FLOWS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


                                                                        2000            1999
                                                                    -----------    -----------
     OPERATING ACTIVITIES
         Net loss                                                   $(3,031,312)   $  (307,205)
            Adjustments to reconcile net loss to
               net cash used in operating activities:
                  Depreciation                                            5,885          1,163
                  Provision for doubtful accounts                         6,077           --
                  Common stock issued for services rendered           2,070,520        143,750
            Changes in operating assets and liabilities:
               (Increase) decrease in:
                  Accounts receivable                                   (13,670)        (4,793)
                  Inventories                                          (140,532)         3,322
                  Prepaid royalties                                     (28,821)          --
                  Prepaid expenses and other                              2,000         (2,000)
               Increase in:
                  Accounts payable and accrued expenses                 189,185         20,642
                  Accrued interest                                       28,219         16,192
                  Accrued payroll                                       201,441         26,667
                  Payroll taxes payable                                  10,892            123
                  Accrued royalties                                       5,462           --
                                                                    -----------    -----------

                    Net cash used in operating activities              (694,654)      (102,139)
                                                                    -----------    -----------

     INVESTING ACTIVITIES
         Net cash used in investing activities, purchase
            of property and equipment                                   (22,902)          --
                                                                    -----------    -----------

     FINANCING ACTIVITIES
         Borrowings                                                     205,161         48,084
         Proceeds from issuance of common stock, net                    783,318         74,600
         Repayments of notes and loans payable                          (27,614)       (16,363)
                                                                    -----------    -----------

                   Net cash provided by financing activities            960,865        106,321
                                                                    -----------    -----------

     INCREASE IN CASH AND CASH EQUIVALENTS                              243,309          4,182

     CASH AND CASH EQUIVALENTS, BEGINNING                                 4,182           --
                                                                    -----------    -----------

     CASH AND CASH EQUIVALENTS, ENDING                              $   247,491    $     4,182
                                                                    ===========    ===========

     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
         Cash paid during the year for interest                     $    34,033    $      --
                                                                    ===========    ===========


                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999


NOTE 1.           DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                  POLICIES

                  Description of Business

                         Collectible Concepts Group, Inc. (formerly USA Sports
                  Group, Inc.) (the "Company") distributes high-end and novelty products related to both the entertainment and sports industries. The Company sells its products through retailers, distributors, department stores, the internet and catalogers.

                  Accounts Receivable

                         The Company's trade accounts are unsecured with an
                  allowance for bad debts provided for those amounts whose collectiability is uncertain.

                  Property and Equipment and Depreciation

                         Property and equipment consists principally of office
                  and computer equipment and are stated at cost. Upon sale or retirement, the cost of the asset and the related accumulated depreciation is removed from the accounts and the resultant gain or loss, if any, is included in income. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets, principally five to seven years. Depreciation expense amounted to $5,885 in 2000 and $1,163 in 1999.

                  Inventories

                         Merchandise inventories are valued at lower of cost or
                  market on the first in, first out (FIFO) method. The Company provides an allowance for obsolete merchandise, as deemed necessary, with an allowance of approximately $25,000 recorded as of February 29, 2000.

                  Cash and Cash Equivalents

                         Cash and cash equivalents consist of cash in bank and
                  other short-term investments with original maturities of three months or less.

                         The Company maintains cash balances at financial
                  institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at each institution.

                  Advertising Expense

                         The Company participates in various advertising
                  programs. All costs related to advertising are expensed in the period incurred. Advertising expense amounted to approximately $25,000 in 2000 and $1,000 in 1999.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999



NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Fair Value of Financial Instruments

                         The estimated fair values of substantially all of the
                  Company's financial instruments are approximately equal to their carrying values for all periods presented.

                  Income Taxes

                         Deferred taxes are accounted for in accordance with
                  Statement of Financial Accounting Standards ("Statement") No. 109 "Accounting for Income Taxes." The Statement requires the use of the liability method to account for income taxes. Deferred income taxes are provided for the difference between the tax basis of an asset or liability and its reported amount in the financial statements and at the tax rates that are expected to be in effect when the taxes are actually paid or recovered.

                         Deferred income taxes arise principally from
                  differences between financial and income tax reporting, including amounts recorded for inventory, the allowance for doubtful accounts, accrued expenses, the availability of net operating loss carryforwards and certain other temporary differences.

                         Deferred income tax assets are reduced by a valuation
                  allowance when, based on the weight of evidence available, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The determination of the requirement for a valuation allowance is an estimate which is reasonably possible to change in the near term.

                  Earnings (Loss) Per Share

                         The Company follows Statement of Financial Accounting
                  Standards No. 128 ("FAS No. 128") "Earnings Per Share". Basic and fully diluted loss per share amounts are computed based on net loss and divided by the weighted average number of shares actually outstanding. The number of shares used in the computation were 116,713,182 in 2000 and 81,278,221 in 1999.

                         The assumed conversion of convertible debt and exercise
                  of outstanding options to purchase shares of common stock were not included in the computation of diluted earnings (loss) per share in 2000 and 1999 because the assumed conversion and exercise would be anti-dilutive due to net losses incurred in both years.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999



NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Significant Customer

                         Approximately $81,000 (27%) of the Company's sales for
                  the year ended February 29, 2000 were to one customer.

                  Management Estimates

                         The preparation of financial statements in conformity
                  with generally accepted accounting principles requires management to make estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2.           GOING CONCERN

                         The Company's financial statements have been prepared
                  in conformity with generally accepted accounting principles, which contemplates the continuation of the Company as a going concern. Since inception, the Company has not generated sufficient revenues to meet its operating expenses and has incurred significant operating losses and net losses. At February 29, 2000, the Company has a shareholder's deficiency of $782,586 and a working capital deficiency of $800,372. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                         To generate additional revenues and the working capital
                  needed to continue and expand operations, the Company has accomplished the following:

                         o Signed a licensing agreement with Time Warner's New Line Cinema Division in May 1999 for the right to manufacture, sell and distribute in the United States and Canada certain collectibles relating to the Austin Powers films;

                         o Signed a licensing agreement with Marvel Characters in November 1999 providing the right to manufacture, sell and distribute in the United States and Canada certain collectibles relating to the X-Men film scheduled to be released in June 2000;

                         o Signed a licensing agreement with Creative Licensing Corp and Canal+ DA for the right to manufacture, sell and distribute worldwide certain collectibles relating to the Terminator films;

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999



NOTE 2.           GOING CONCERN (Continued)

                         o The Company entered into an agreement in December 1999 to purchase the website, rights, logo's, and customer base of www.mini-v.com. "Mini-V" is actor Verne Troyer, a.k.a. Mini-Me, the diminutive star of the Austin Powers sequel;

                         o The Company has developed and currently operates the following websites in addition to the CollectibleConcepts.com website:

                              o  powersclub.com

                              o  mini-v.com

                              o  collectbaseball.com;

                         o The Company has reserved several additional website names for future use, including the following:

                              o  collectyankees.com

                              o  terminatorclub.com

                              o  x-menclub.com;

                         o The Company has signed an agreement with an experienced management/consulting firm for the purpose of raising $5,000,000 of additional capital to fund future operations, including acquisitions. As of February 29, 2000, the Company has received $600,000 with $400,000 received subsequent to year-end (in March 2000).

NOTE 3.           ACCOUNTS RECEIVABLE - FACTORING AGREEMENT

                         The Company has entered into a "Purchase and Sale
                  Agreement" (the "agreement") with a factor whereby the Company is permitted to, but not required to, sell certain accounts receivable to the factor subject to approval by the factor. The advance rate is 75% of the face value of the specific accounts. There is no recourse to the Company in the event of insolvency, as defined in the agreement, by the customer. There is recourse to the Company for all other events of non-payment by the customer. At February 29, 2000, there were no accounts/amounts outstanding under this agreement. The agreement expires July 1, 2000.

                         Subsequent to February 29, 2000, the Company terminated
                  the agreement in accordance with certain provisions in the agreement.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999




NOTE 4.           NOTE RECEIVABLE

                         During fiscal 1995, the Company loaned $55,000 to JMJ
                  Films, Inc. for the production of a motion picture. The terms of the agreement require that the Company will be repaid from the first revenues generated by the release of the picture. The note agreement also stipulates the Company will receive a 10% profit participation on gross receipts. The note is non-interest bearing and is secured by Jim and Joyce Music, Inc. No progress has been made regarding the production of this film and, accordingly, the Company has fully reserved the $55,000.


NOTE 5.           NOTES AND LOANS PAYABLE

                         At February 29, 2000, notes and loans payable consists
                  of various unsecured notes and loans payable to certain individuals and investors. The notes and loans bear interest at various rates ranging from 8.0% to 12.0% and mature during the fiscal year ending February 28, 2001.

                         Included in notes and loans payable is $50,000 due to
                  the Company's President. During 2000 and 1999, the Company accrued interest of approximately $6,000 and $7,500 relating to these loans to its President and at February 29, 2000 approximately $66,000 in accrued interest was payable relating to these loans.

                         Subsequent to February 29, 2000, approximately $76,000
                  of notes and loans payable outstanding at February 29, 2000 were converted into 4,400,000 shares of Company common stock.


NOTE 6.           CONVERTIBLE SUBORDINATED DEBENTURES

                         At February 29, 2000, the Company has outstanding
                  $70,000 of convertible debentures which mature at various times through February 2001 and bear interest at 12% per annum. Each $1,000 unit is convertible into between 10,000 and 50,000 shares of Company common stock.

                         Subsequent to February 29, 2000, an additional $20,000
                  of convertible subordinated debentures were issued with substantially the same terms and conditions as the existing debentures. In addition, during March 2000 holders of $20,000 of debentures outstanding at February 29, 2000 have requested conversion of their debentures into 1,000,000 shares Company common stock.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999


NOTE 6.           CONVERTIBLE SUBORDINATED DEBENTURES (Continued)

                         During the year ended February 28, 1999, the Company
                  issued a $25,000 secured convertible note payable to an individual in July 2000 with interest at 10% per annum. This note and related accrued interest was converted into 2,747,300 shares of Company common stock in February 2000. In addition, the holder of $150,000 of convertible debentures issued in March 1996 converted such debentures and related accrued interest into 1,965,000 shares of Company common stock during the year ended February 28, 1999.


NOTE 7.           COMMON STOCK

                         In 1995, the Company issued its president and majority
                  shareholder the option to purchase 500,000 shares of common stock any time before December 1, 2005 for $.10 per share. In January 1999, the Company issued an additional 10,000,000 options at an exercise price of $.01 per share with an expiration date of January 2004. The agreement also contains an anti-dilution provision that has the effect of increasing the options by 8,650,000 as of February 29, 2000. All additional options have the same expiration date of January 2004. These options have not been exercised and remain outstanding as of February 29, 2000.

                         In January 2000, the Company entered into an agreement
                  to issue 50,000 stock options per month for twelve months to a non-employee for consulting services to be rendered. The options are exercisable at $.01 per share and have no expiration date. In accordance with SFAS No. 123, "Accounting For Stock-Based Compensation" (SFAS No. 123"), the Company recorded an expense of $11,500 and an increase to additional paid-in capital for such options issued in January 2000 and February 2000.

                         The Company has adopted the disclosure-only provisions
                  of SFAS No. 123 but applies APB Opinion 25 ("Accounting for Stock Issued to Employees") in accounting for stock options issued to employees. Accordingly, no compensation has been recognized in 2000 or 1999. Compensation cost that would have been recognized in accordance with the basis of fair value pursuant to SFAS No. 123, if the Company had so elected, would have been immaterial in 1999 and 2000 and would not have affected net loss per share. The method of determining proforma compensation costs was based on certain assumptions, including the past trading range of the Company's stock, a risk free interest rate of 6.5%, expected lives of options of 5 years and no expected payment of dividends.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999




NOTE 7.           COMMON STOCK (Continued)

                         During 2000 and 1999, the Company received $783,318
                  (net of $101,000 of financing costs) and $74,600, respectively, from the issuance of common stock through private placements to various investors.

                         From time to time, the Company has issued common stock
                  in exchange for the performance of services or as an alternative to the payment of interest on outstanding debt. The benefits to the Company from these transactions are as follows:

                         o Reduced use of cash which allows it to devote the maximum resources to expanding the business;

                         o Increased awareness of the Company which provides the opportunity for greater stock support;

                         o Creates positive relationships as share price appreciation occurs.

                         The dollar value of these activities included in the
                  selling, general and administrative expenses was approximately $2,058,000 in 2000 and $144,000 in 1999.


NOTE 8.           LEASE COMMITMENTS

                         The Company leases its offices and certain office
                  equipment under various operating lease agreements expiring through February 2002.

                         The minimum annual lease payments due under these lease
                  agreements are as follows:

                          YEAR ENDING
                          FEBRUARY 28,                     AMOUNT
                          ------------                    -------
                              2001                        $28,000
                              2002                         20,000
                                                          -------
                                                          $48,000
                                                          =======


                         Rent expense was approximately $19,500 in 2000 and
                   $3,000 in 1999.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999



NOTE. 9.          INCOME TAXES

                         The Company accounts for income taxes in accordance
                  with SFAS No. 109, "Accounting for Income Taxes".

                         The Company incurred no income tax expense in 2000 or
                  1999 due to net operating losses incurred.

                         The net deferred tax asset at February 29, 2000
                  included the following:

                          Deferred tax asset                      $3,001,000
                          Valuation allowance                     (3,001,000)
                                                                  ----------

                          Net deferred tax asset, after
                            valuation allowance                   $        -
                                                                  ==========

                         The tax effects of major temporary differences that
                  gave rise to the Company's net deferred tax asset are as follows:

                          Net operating loss carryforwards        $2,842,000
                          Accrued expenses                           148,000
                          Other                                       11,000
                                                                  ----------
                                                                  $3,001,000
                                                                  ==========

                         The Company has experienced significant losses since
                  inception. As a result of various common stock transactions over the years, certain of the accumulated net operating loss carryforwards generated by these losses, which total approximately $7,700,000, may be lost and/or substantially limited. Notwithstanding such effect, any deferred tax asset recorded as a result of potential net operating loss carryforwards would be available to offset future taxable income, would be offset by an equivalent valuation allowance, since Management believes that is more likely than not that such deferred tax asset will not be realized. These carryforwards expire through 2020.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999


NOTE 10.          COMMITMENTS

                  Employment Agreement

                         The Company has an employment contract (the
                  "agreement") with its President through January 1, 2005 which provides for minimal annual salary and bonuses based on Company revenues. The agreement also provides for one-year extensions every January 1 unless notice is given by the Company. In addition, the Company granted this person 10,000,000 stock options with anti-dilution provisions (see
                  Note 7).

                  Licensees

                         The Company has entered into various licensing
                  agreements (the "agreements") for the right to manufacture, sell and distribute certain collectibles and novelties relating to current and future movie characters. The agreements expire at various dates through December 31, 2002 and generally require the Company pay a royalty of 10% of sales, with certain minimum royalty payments required. The total remaining minimum guaranteed royalty as of February 29, 2000 for all agreements is $140,000. As of February 29, 2000, the Company has paid $30,000 in advances against this minimum. Royalty expense amounted to approximately $37,000 in 2000.

                  Consulting Agreement

                         During 2000, the Company entered into a consulting
                  agreement with an investment advisor for the period March 2000 through February 2001 requiring monthly payments of $5,000.


NOTE 11.          RELATED PARTY TRANSACTIONS

                         The Company has an employment agreement with its
                  president (see Note 10), who has elected to defer a portion of his salary in support of the cash needs of the Company. At February 29, 2000 and February 28, 1999, the amount of salary deferred was $234,000 and $126,000, respectively.


NOTE 12.          SUBSEQUENT EVENTS

                        Subsequent to February 29, 2000, the following occurred:

                        o The Company received $400,000 in financing from the issuance of 1,000,000 common shares pursuant to a Rule 504 Regulation D filing February 8, 2000. The net proceeds to the Company were $340,000;

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 and FEBRUARY 28, 1999



NOTE 12.          SUBSEQUENT EVENTS (Continued)

                         o The Company issued $20,000 in one-year subordinated debentures in March 2000, convertible into 200,000 shares of the Company's stock and paying quarterly interest at 12%;

                         o In March 2000, the Company received notice from holders of $20,000 of debentures at February 29, 2000 requesting conversion into 1,000,000 shares of Company common stock;

                         o In March/April 2000, the Company converted approximately $76,000 of notes and loans payable (see Note 5) into 4,400,000 shares of Company common stock;

                         o Issued $400,000 of convertible debentures for net cash proceeds of $348,000; the debentures mature April 2001, are secured by substantially all the Company's assets and bear interest at 10% per annum payable quarterly; the debentures are convertible into common stock at the lessor of $.04 per share or 50% of market value; the debentures also have warrants to purchase 4,000,000 shares of common stock at 110% of the market value on the closing date (in connection with the issuance of warrants, the Company will record interest expense of approximately $300,000 over the life of the related debentures); the debenture holders also have certain rights in the event the Company files a registration statement.


NOTE 13           STATEMENT OF CASH FLOWS

                         During 2000 and 1999, the Company entered into the
                  following non-cash transactions:

                         o Converted approximately $56,000 and $185,000, respectively of notes and loans payable and related accrued interest into equity.

                         o Issued common stock in 2000 for services to be rendered during the year ending February 28, 2001 ($69,000).